Albany Atlanta Brussels Denver Los Angeles THOMAS WARDELL (404) 527-4990	www.mckennalong.com	New York Philadelphia San Diego San Francisco Washington, DC EMAIL ADDRESS twardell@mckennalong.com

March 9, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:	William H. Thompson, Accounting Branch Chief

Re:	China Recycling Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
File No. 1-34625

Dear Mr. Thompson:

This firm is counsel to the above-referenced company, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”) and is filing this response to your comment letter, dated February 28, 2011, with respect to the above-referenced filings on CREG’s behalf.  For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your comment letter followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8.  Financial Statements and Supplementary Data, page 26

Consolidated Statements of Cash Flows, page 30

1.
We reviewed the revised consolidated statements of cash flows provided in response to comment one in our letter dated February 9, 2011.  Please provide us with a reconciliation of the changes in the “Investment in sales type leases, net,” and “Construction in progress” balance sheet line items to the “Changes in gross sales type leases receivables,” Collection of principal on sales type leases,” and “Construction in progress” reported in the statement for each year presented.

Response:

In accordance with your comment letter, dated February 28, 2011, a reconciliation of the requested changes, for fiscal years ended 2009 and 2010, is attached to and submitted with this response.

United States Securities and Exchange Commission
March 9, 2011

Should you have any further comments or require any further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. James Thornton at (404) 527-8118.

Very truly yours, /s/ Thomas Wardell Thomas Wardell

cc:	David Chong, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
James L. Thornton, Esq.

CHINA RECYCLING ENERGY CORPORATION AND SUBSIDIARIES
RECONCILATION OF CASH FLOW BASED ON BALANCE SHEET

	balance sheet date rate		balance sheet date rate					yearly average rate
Exchange rate	6.8282		6.6227					6.7695
	2010 vs 2009					NON-CASH	Change
	2009	2009	2010	2010
	RMB	USD	RMB	USD	difference of the amount @ 12/31/2009 and 12/31/2010 RMB	RMB	Changes in gross sales type leases receivables	Collection of principal on sales type leases	RMB
						a	b	c	b+c-a

Investment in sales type leases, net - current	¥30,019,464	$4,396,395	¥50,495,683	$7,624,637
Investment in sales type leases, net - noncurrent	¥328,762,385	$48,147,738	¥778,737,670	$117,586,131
Total investment in sales type lease, net	¥358,781,849	$52,544,133	¥829,233,353	$125,210,768	¥-470,451,504	¥80,000,000	¥-422,589,658	¥32,138,154	¥-470,451,504
							$(62,425,535)	$4,747,493

Construction in progress	¥238,023,165	$34,858,845	¥168,070,768	$25,377,983			¥69,952,397
							$10,333,466

* Non-Cash ￥80,000,000 is stock to be issued for purchase of equipment for biomass BMPG.

Exchange rate	6.8346		6.8282					6.831
	2009 vs 2008				difference of the amount @ 12/31/2009 and 12/31/2010 RMB	NON-CASH	Change
	2008	2008	2009	2009		RMB	Changes in gross sales type leases receivables	Collection of principal on sales type leases
	RMB	USD	RMB	USD		a	b	c	b+c-a
Investment in sales type leases, net - current	¥13,468,201	$1,970,591	¥30,019,464	$4,396,395
Investment in sales type leases, net - noncurrent	¥101,410,968	$14,837,879	¥328,762,385	$48,147,738
Total investment in sales type lease, net	¥114,879,169	$16,808,470	¥358,781,849	$52,544,133	¥-243,902,680	¥90,000,000	¥-171,537,374	¥17,634,694	¥-243,902,680
							$(25,111,382)	$2,581,568

Construction in progress	¥25,500,000	$3,731,016	¥238,023,165	$34,858,845			(212,523,165)
							$(31,111,575)

* Non-Cash ￥90,000,000 is inventory and advance to suppliers for the equipment which was bought in prior years (in 2008), but used in 2009 for Shengmu project.

CHINA RECYCLING ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Income including noncontrolling interest	$17,826,069	$10,061,756
Adjustments to reconcile income including noncontrolling
interest to net cash used in operating activities:
Changes in sales type leases receivables	(62,425,535)	(25,111,381)
Depreciation and amortization	23,631	35,121
Amortization of discount related to conversion feature of convertible note	1,789,558	-
Stock options and warrants	2,940,985	1,793,228
Stock compensation expense	602,000	-
Accrued interest on convertible notes	246,805	184,530
Changes in deferred tax	4,516,906	2,085,709
(Increase) decrease in current assets:
Interest receivable on sales type lease	(101,476)	(355,220)
Collection of principal on sales type leases	4,747,493	2,581,568
Prepaid expenses	31,229	3,415,076
Other receivables	1,153,682	(1,421,503)
Increase (decrease) in current liabilities:
Accounts payable	2,622,021	2,394,223
Taxes payable	908,894	(633,648)
Unearned revenue	-	(658,762)
Accrued liabilities and other payables	481,783	(745,309)
Construction in progress	10,333,466	(31,111,575)

Net cash used in operating activities	(14,302,489)	(37,486,187)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase investment in subsidiary	-	(16,103)
Restricted cash	(630,697)	(1,461,060)
Acquisition of property & equipment	(81,975)	(33,498)

Net cash used in investing activities	(712,672)	(1,510,661)

CASH FLOWS FROM FINANCING ACTIVITIES:
Insurance of common stock	430,500	2,000,000
Insurance of convertible notes	7,533,391	3,000,000
Notes payable - bank acceptances	-	1,461,060
Cash contribution from noncontrolling interest	908,279	263,439
Proceeds from loans	15,444,272	25,559,947
Advance from related parties	682,158	556,940

Net cash provided by financing activities	24,998,600	32,841,386

EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	(23,132)	61

NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	9,960,307	(6,155,401)
CASH & EQUIVALENTS, BEGINNING OF YEAR	1,111,943	7,267,344

CASH & EQUIVALENTS, END OF YEAR	$11,072,250	$1,111,943

Supplemental Cash flow data:
Income tax paid	$1,745,643	$1,480,698
Interest paid	$4,758,991	$358,789